UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 11, 2003

CINAR Corporation (Translation of registrant’s name into English)

1055, Réne-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F |_| Form 40-F |X|

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes |_| No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation (Registrant)
Date: August 11, 2003	By:	(signed) Stuart Snyder Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated August 8, 2003 - Semi-Monthly Status Update

SEMI-MONTHLY STATUS UPDATE

MONTREAL, Canada, August 8, 2003 – Since its last status update, CINAR Corporation has continued to develop new business opportunities in its Entertainment and Education divisions in order to ensure the long-term success of the Company. Also during this period, CINAR released its financial results for the second quarter of fiscal 2003.

CINAR’s situation has been stabilized and the Company is making considerable progress in its transformation into a fully integrated entertainment and education leader. The launching of new programming, the development of merchandizing opportunities, as well as the identification of cross-division synergies, are all contributing to the creation of value for CINAR shareholders.

In addition, the Company continues to take the steps necessary with the Quebec Securities Commission to have the cease trade order lifted and to have CINAR shares re-listed on the stock exchange.

As of today, the Company has signed 12 confidentiality agreements and standstill agreements with interested parties. Any major developments in this regard will be communicated to shareholders, regulatory authorities, and the public as appropriate.

CINAR Corporation is an integrated entertainment and education company involved in the development, production and post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR’s website is (www.cinar.com).

For information:

Nathalie Bourque Tel: (514) 843-2309

This release may include information that could constitute forward-looking statements made pursuant to the safe harbour provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.